Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

Date: July 19, 2021

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Leo on June 21, 2021.

The following is a transcript of a podcast first made available on July 19, 2021.

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate financial technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.Com.

Julian Klymochko: So, we have a tasty show for everyone today. We have Craig from Local Bounti. Going to be talking AgTech controlled environment, agriculture and some of the tasty products that they’re putting into the market. We also have Ed from Leo Holdings who is utilizing SPAC to help bring Local Bounti to the public markets, which we’ll get into today. But prior to getting into that, I wanted to touch on some of the background behind Local Bounti, like how you founded the company, the thesis behind it, and how it’s evolved over the past few years. We’ve seen a real explosion in interest with respect to sustainable farming, ESG and various themes, such as that. I was wondering how did the idea come about and how did you build the company to this point?

Craig Hurlbert: Well, first of all, Julian and Mike, it’s so great to be with you today. We appreciate your time. Both Ed and I are excited to be here and share the Local Bounti story. But ironically, I spent my summers on a family farm, not far from Calgary, where I know you, guys are located in the Northeastern corner of Montana, dry land wheat farm. So, farming in my roots and it’s kind of always been there, but our family farm is still in our family by the way. And, so farming has been in my roots, but I didn’t become a farmer. My career kind of moved me all around, but I ended up in the investment banking world. And then I ended up in the energy space. I had a big job at General Electric during the 1990s, kind of the Jack Welch glory days. Had an opportunity to learn how to run businesses from the best of the best at that point in time, General Electric and had an opportunity to build up a sales group inside of a fast growth company inside of power systems.

And that was just tremendous experience. My next logical step was to become a CEO, which I did in 1999. And I ran two different businesses, both in the energy space, both kind of in the clean tech world. And one of these companies we built from the ground up and had an exit late last year and into what could be considered a global provider of modular energy solutions, the power HPAC and data center space. So, most of my career has been in the energy space. So, you may wonder how in the world did an energy executive end up playing a role in disrupting the controlled environment agriculture business. And I would challenge the listeners to think about the acronym CEA, controlled environment agriculture. Two thirds of the acronym have nothing to do with agriculture. It has to do with controlling the environment.

Julian Klymochko: Right.

Craig Hurlbert: And it just so happens, you know, the energy business and specifically the HVHC space is very good at that. And the company, I was the CEO of that we founded and built up, had over 2.5 million tons of air conditioning, HPAC solutions put in the dirt all over the world, 33 different countries in fact. We did all the air conditioning for Palm Island in Dubai, and we help large data center producers deliver HBC solutions to them. So, we have a ton of IQ around controlling the environment. And so, when Travis Joyner, my co-founder and myself, we had been investing in businesses for like the last 10 years. We look for really high growth areas and CEA really jumped out at us as something where, you know, billions of dollars were going to be invested. And the reasons for that are many and varied and we can get into those.

But the bottom line is, traditional agriculture is challenged, especially in the produce area. And so, CEA is uniquely qualified to come in and provide a sustainable solution there and really provide the world better products at the same pricing. And so, Travis and I started digging in on CEA and we did what we do. We were looking to invest in a CEA business four years ago, and the long and short of it, Julian and Mike, we could not find a business that we felt embodied all the characteristics necessary to succeed over the long-term in what CEA was going to be. Capital intensive, very what I would call a commodity based global business model. And by the way, that’s kind of what clean tech was to start with. So, we learned a lot of lessons over there. And so, we couldn’t find a business that we felt was investible at that point in time.

So, we looked at each other and we said, hey, there’s an opportunity here, let’s start a business. And that was the origin of Local Bounti. And what we really were able to do is start from the customer backwards, both the retailer and the end consumer, and work backwards to back solve for so many different things that were missing, at least in our opinion. And that was the origin of Local Bounti, because we were able to do that, we kind of had a clean sheet. We were able to accomplish a whole lot in a very short period of time, very, very capital efficiently.

Julian Klymochko: So, you speak to this notion of controlled environment agriculture, CEA. And thank you for pointing out the missing link, Craig. I was going through your LinkedIn profile, thought it was an interesting jump, but that definitely solves that. I was wondering with respect to controlled environment agriculture. In your presentation, you call this the future of farming. What makes it so great?

Craig Hurlbert: Well, first of all, there’s obvious things that make it great. And if you just go to the problem that’s in front of us today, the world is going to need roughly 70% more food in about 30 years, 40 years, whatever you want to believe in. We got a pending agricultural crisis coming, and we also have things like drought in California and other places. COVID has exposed many supplies chain challenges as well as it relates to food supply and having a robust food supply system in place. So why CEA and why now? I think we’re talking about CEA broadly, okay, not about Local Bounti specifically. CEA broadly, 90% less water, 90% less land. You’ve got no herbicides and pesticides. You’ve got year-round production. So, on our family farm, we planted in the spring, we harvested in the fall, we got one shot at it, hail or bad weather or whatever. At Local Bounti or the other CEA players, it’s a controlled environment.

So, year around farming. Also improve worker welfare. There’s just so many benefits to CEA and the technology is at a point now where it can compete against traditional agriculture in many ways. And so, you’ve got that combined with maybe the largest business initiative of my lifetime, sustainability. There are real teeth coming in the sustainability movement. It’s no longer philanthropy or lip service, it’s real. And if you think about it, they’re even talking about on Wall Street, attaching publicly traded CEOs compensation to sustainability metrics. And when that happens, it’s even going to start moving faster. So, CEA is at the perfect time in the world with the perfect problem to address, to really put a dent in it.

Michael Kesslering: Certainly, a very compelling value proposition. And before we go a little bit further into the business model, Ed, can you provide us with a little bit of your background and the SPAC sponsor platform that you’ve built at Leo Holdings?

Ed Forst: Yeah, Mike thanks very much. And Craig, that’s a great intro. And one thing I want to start with and we can end with as well, we sought out Local Bounti, but they chose us and we’re super humbled by this partnership, okay. Really excited about it. So, I’m Ed and let me talk a little bit about how we got to the Leo Holdings franchise, and then I’ll weave a little bit of my background into it, but a couple of my partners, Lyndon Lea and Robert Darwent came out of the private equity business and formed Lion Capital 16 or 17 years ago. And again, what I really respected about them over the four private equity funds, they raised. Staying true to who they are and what they are, which is all about the consumer. Didn’t stray, and you saw, and you get pulled, you guys track all kinds of asset classes and all kinds of verticals within PE firms, no string into things that weren’t their core disciplines.

So, it’s always been about the consumer and it’s also been about the brand wrapper around the consumer, has been that case. 40% of the investment of the Lion franchise have been in the food and beverage space. So, it’s something which has had a keen interest by every principal within the organization. And as we looked at, you know, one of the detriments, if you will, to the private equity business and you guys know this, you’re on the clock.

Julian Klymochko: Yep.

Ed Forst: Okay, and so you have the plurality of returns are determined by the vintage of the organization. I don’t care what anybody said, really, really determined so much. We said, boy, if there’s an ability to deploy capital and you have an entry point, which is when you choose to enter with whom you choose to enter, but the exit is subject to your discretion. That would be an improved model. And the SPAC business, really caught the fancy of Lyndon and Robert three years ago. And they set up Leo One and pursued a company called Digital Media Solutions, took that company through the De-SPAC. And that company is now public on the NYC. But again, that’s a digitally enhanced consumer information business. So again, sticking true to core. We also, looked beyond, hey, let’s create this as our new business models, let’s do permanent capital vehicles in the SPAC form, let’s move forward. How do we enhance the team that we have? And so, we brought in some people that we had partnered with before, some of them are folks that you probably know. So, Imran Khan, who was had a Global Internet Banking at CS, went on to snap, and with Evan brought that company public now as a business called Vera shop. Scott McNealy, co-founder Sun Microsystems, Mark Mishler, who came up with the real estate footprint for every single Apple store away, luggage, Warby Parker and Restoration Hardware, Mary Minnick, who was the global President of marketing at Coca-Cola.

So, we brought that team together and they’re our board and our advisors for the SPAC franchise, as we bring it together. And they’ve been incredibly helpful, at sourcing opportunities, but being that critical sounding board for what are going to be the ones where we should really put our muscle and our shoulder behind them and helping us to pursue them and execute those. So that’s really what we tried to bring together. I tell you, when I look at the Local Bounti business, and I think about farming, I haven’t seen an employee that doesn’t wear a white coat. I mean, this is not the farming, you know, Craig family, by the way, this is science and deliberateness in a very different occupation set, you know. No bugs, masks, hair nets. I mean, yeah. which, by the way, I love your roots Craig about that, but what you’ve done is you’ve really taken it to a whole another level to the PhD level, right.

Which by the way, your partner, Travis is a PhD, and that’s that really got us excited? And you know, we look at this and we look at the global problem that we have, but we also look at opportunity set and how do we solve? You know, if something’s easy, generally, it’s not that important and it’s not where you should spend your time, this is hard. And Craig and Travis and their team are really brilliantly positioned to go ahead and to solve this. And so, we’ve got a population issue, we’ve got a resource issue, but we’ve got a business that is, replicable the way these guys are doing it. And in that way, it’s boundaryless. Craig will go through the SKU limitations that they focused on. He’ll talk about the Tam of the Western region, whether it decided to focus in a very uncompetitive way. And you know, I think you guys have a great podcast and Twitter following. Come up with a word that’s not moat, I’m getting tired of hearing moat. There’s got to be something else though. And whatever it is, let’s attach it to Local Bounti right now, because really what these guys are doing is tremendous. And I’m just really privileged to be a part of it.

Julian Klymochko: I was right about to get into that, but call it competitive advantage. So, you guys spoke of the macro thesis behind the tremendous amount of innovation we’re saying in agriculture, which is a business that’s literally been around for 10,000 years, but we’re certainly seeing a massive ramp up in innovation and all these new business models. So that certainly makes sense. In addition to all the ESG and sustainability metrics around it. Then the notion of conserving water, conserving land, which they’re not making more of, year on production. I wanted to get into the micro from the macro specifically Local Bounti business model. And then without using the word moat, I want to touch on Local Bounti, competitive advantages specifically, you mentioned proprietary, modular and scalable building systems. So how do these all work together?

Craig Hurlbert: Yeah, great question. And, you know, I think I’m going to start with our philosophy really from the beginning. And it was surround ourselves with quality people and really dig in on unit economics. The biggest thing we felt was missing when we were looking for a company to invest in, was really that maniacal focus on unit economics and really a lack of curiosity around it. And it was disappointing to us that we didn’t see more interest in that. And so, we started really digging in on that, but the point I want to make is, the quality that’s around Local Bounti. So, it starts with the people that are inside the four walls, but then as you go to pick a SPAC partner for example, you’re looking for quality there, right? So, Leo emerges and here’s what we get with Leo. We get a consumer brand expert that has a lot of experience and Ed just went through they’re kind of board of advisors, a ton of horsepower there.

And I’ll tell you the more important thing, we all just get along really well. I mean, it’s a seamless drama free environment that when tough issues come up, we hit them head on, quality SPAC partner. As you probably know for our press release, we have the Cargill Group inside the tent at Local Bounti.

Julian Klymochko: Right.

Craig Hurlbert: Quality strategic investor involved. And why is that important? I mean, there’s just a million ways why that’s going to be important. We don’t even understand them all right now, at Local Bounti, but the ones we do understand we’re really excited about. And so, we’ve been looking for putting quality in all four corners of the business from the beginning. One of the areas that I think Julian you’re really focused on is the technology and why is our technology different?

Julian Klymochko: Right.

Craig Hurlbert: And I’ll start by just giving a CEA kind of let’s just say, an overview of what’s out there. So, there’s vertical farming and there’s horizontal or greenhouse farming. Those are the two big routes that are out there today. And so, when we were four years ago, looking at making an investment, we studied both. So, we started with vertical farming, very exciting because it’s high yield, okay. So, we got excited about it. We dug in and here’s what we learned. It’s high yield, but it’s also high Capex and high Opex. And so, while it’s high yield, high capex, high Opex, and if you think about it, it’s a big broom. So, you’ve got to control that environment to one type of an environment. You’re going to grow one or two things, optimally and everything else you’re going to try to grow sub optimally, so vertical had limitations. And so, we started looking at the horizontal or greenhouse farming. Travis spent a lot of time in the Netherlands, went and looked to the belly of where all of the technology has come out of the Netherlands, which basically feeds Europe.

And here’s what we learned with greenhouse. It has lower yield, lower Capex and lower Opex. So not that exciting on its own either what we were back solving for based on our experience from the energy world was we want high yield and low cost. We couldn’t find that. So, we started iterating on how do we take the best of the vertical and the best of the horizontal to get to high yield and low cost. And what also emerged out of there was because of the way we’re doing it, we can within one farm, have multiple climate zones, so we can grow multiple different skews, profitably and effectively. And so that’s a huge differentiator as well. We already have seven skews that we can grow that we’re going to market with right now. And it’s our desire to expand those skews into the 20 to 30 and beyond range, okay. So that gives us a lot of mobility, and why do we care about skew diversity? When we were talking to the retailers and the end consumer, they’re like, I’m trying to simplify my supply chain. I’d like to be able to buy more things from one person where most vertical farmers can only grow one or two things really, really well. They get really good at that. And they take advantage of the high yield and high costs. And we were looking for something different than that. And then we brought in on top of the technology where we have a pioneer patent pending on taking the best of vertical and the best of horizontal, what we call stack and flow, which is a trademark. And that’s taking the best of both worlds. We have a pioneer patent on that and 11 other patents that are wrapped around that pioneer patent. I’ll stop there Julian and Mike.

Michael Kesslering: And something that you mentioned was one of your strategic partners being Cargill. Can you discuss a little bit about their relationship that you have with them with Local Bounti, and then the industry giant being Cargill?

Craig Hurlbert: Yes, it’s a great question. And I think I go back to my GE roots. What I learned at GE was, big companies have a hard time innovating, but they’re really good at partnering if they have the right mindset and providing things that they can bring. And, you know and those two, the innovators and the big guys working together, it can really create some music. So, I was aware of that from the get-go as was Travis. And so, we were kind of looking for that, okay. When we ran into Cargill, here’s what we found. So many companies like that are really striving to do the right thing on the sustainability side of things.

Julian Klymochko: Right.

Craig Hurlbert: And Cargill, I believe is legitimately focused and committed to doing better from a sustainability perspective. And so that probably pulled us together, but what happened was really neat because we started working with them in mid-December. We started talking about the debt facility that we have in place with them, the term sheet we haven’t placed with them. And that was how we kind of entered into that relationship. But as they got to know more about us doing their due diligence and seeing who we were, how we were doing it, the market that we were attacking, they got more and more interested. We certainly didn’t start the relationship with them talking about an investment in our pipe. And yet that’s where we ended up four and a half months later. And I think what’s even more exciting to Travis and I is, yes. The relationship as they got more and more in and more and more due diligence. Our relationship got deeper and more aligned, but I think what’s even better is the relationships that we built from their organization into our organization is just been completely seamless. And I think is going to be the roots of a very, very strong relationship moving forward

Michael Kesslering: Lets go back to your family farm. You mentioned that you had a family wheat farm. And do you also mention that one of the goals is to expand the number of SK use Do you see this in the future? Maybe the distant future is, expanding this style that, CEA system. Expanding into larger scale crops. So, such as wheat crops, pulse crops, canola is their potential for that with the technology?

Craig Hurlbert: So, I will say the answer to that is, it’s possible. It’s not something Local Bounti will be focused on. We have a very, very clear focus on execution around our business plan. And so, while I’m personally very excited about everything that could come in the future, I can tell you right now in the produce area it’s time. And here’s why Mike, it’s a great question you asked. When we would harvest our wheat in the fall, if the price wasn’t right, we’d put it in a grain [Inaudible 00:21:41], and we’d stored all winter and we’d maybe sell it two years later, a year and a half later, right? There’s a storage component to the grains for example. You can’t do that with a head of lettuce, right? You got to harvest that head of lettuce and that thing’s got to get to market quickly. And if you’re eating a salad somewhere in the north, let’s just say North Dakota or Wyoming or Colorado, the food miles attached to that head of lettuce are a hundred miles or more. And when you start adding in the carbon footprint around that, it doesn’t make sense. So, because produce, doesn’t have that storability factor. It makes it right for the technology today. But I will tell you the breakthroughs we’re seeing are so exciting that I wouldn’t say never to that. I would say we won’t be focused on it, but we’ll be rooting for the people that are.

Julian Klymochko: So, one of the key aspects is, and it’s even in the name local with respect to Local Bounti. And that totally makes sense with respect to the focus on the freshness of Leafy Greens and other comparable crops such as that. I did want to get into the, some of the details on the recently announced going public transaction, the business combination with Leo Holdings, a nearly $800 million enterprise value. So, you’ve been building this company for a while, made significant progress and looking to continue to grow it. What was the main reason for going public at this stage? You mentioned, you know, now is the time. What was kind of the key aspects behind this deal that really made you go for it?

Craig Hurlbert: I think it’s, multi-pronged Julian. First of all, being able to add the talent of the Leo team to the Local Bounti team, super valuable and will provide dividends deep into the future, so that would be number one. I would say number two, there is some degree, arms race, or a land grab. However, you want to look at it in this space. And we felt it was very important. You just mentioned the concept of being local. That’s something that we heard over and over again, when we were doing our due diligence, customers love local. You guys are based in Calgary. I’m based in Houston, Ed’s in New York and no matter where you are, you’re local. And that’s just the reality. I’ve lived in Dubai and Latin America and wherever you are, you’re in a local community.

So, we heard that over and over again, and it was so important to us. We built it right into the name of the company, okay. So, we’re local by design, but the answer to your question around why now. There’s a certain amount of transparency, transparency that comes when you’re a publicly traded company, we’re going to embrace that and really help drive the dialogue through the CEA space on how we’re measuring ourselves against ourselves and against others. But candidly it was what we felt was a way to get to a capitalization level that made sense and allowed us to really deliver on our proforma from a position of strength. It’s helped us in so many ways already being able to attract talent, and I’ll just mention really quick. The level of talent we continue to add at the Local Bounti business, at this stage of my life.

One of the most exciting things I’ve ever been a part of because we’re hearing people say we just hired someone that works for a very, very well-known company. He’s leaving that company to be part of Local Bounti, because he’s so excited about our movement and what we’re doing and the whole space. And so, we’re finding that human nature wants to be part of a great story. And Local Bounti is all of that. And I think going public only gives us more ability to be able to attract the right people so that we can ensure our ability to deliver on our pro forma.

Ed Forst: Can I just a little bit there? And if I could jump in and just ask Craig a question here, which is the brand matters so much, right. And a tomato, is a tomato, is a tomato, and we’re seeing it, you know, on the shelf at the grocery store, but a Local Bounti, butter lettuce package, Local Bounti specific product, and taking that, and really turbocharging that with the public offering helps to take this really important brand. And I think profile it in a geometric way. Don’t you think Craig?

Craig Hurlbert: Yeah, I mean, brand is so important because people connect to the brand. I mean, I know I do that. I have my own certain things I buy because I connect with the brand for what I’m sure you guys are the same way. And that’s what we’re going to do with Local Bounti. If you think about the produce section today, it’s largely unbranded and there isn’t that connection to the consumer. And so, we’re going to really make that a big effort. And I will let you know, too, the third voice in the room at Local Bounti is now our chief marketing officer. His name is Josh white and Josh met an individual walking around New York City in the early two thousands. His name was Hamdi and he had this bag of something called Greek Yogurt. Nobody knew what it was at the time, but it tasted better, had better texture, et cetera, et cetera, a lot like our produce, by the way, if you haven’t had in grown produce. The taste and the flavor will really stick out to you. And he met Hamdi and together the team branded Chobani and Josh took it with that team to north of a billion dollars. Josh was the first voice beyond Travis and Craig in our business. Help this brand at local bounty. He shut down his whole creative agency and they are now inside of Local Bounti. And Josh is super excited about being able to brand the section of the grocery store that’s largely unbranded today.

Julian Klymochko: Yeah, and looking at some of the products, you’ve certainly done a great job in terms of branding and marketing. They really stand out and I like how you’ve labeled them. And another aspect of the deal that I wanted to get some insights on. Is Ed, from your perspective as a SPAC sponsor, we’ve heard, you know, you really like the brand, the team, the sort of macro thesis opportunity. Were there any other characteristics that stood out to you from Local Bounti perspective that made the company a really appealing business combination partner?

Ed Forst: Yeah, I’d say as well, Julian and you guys talk about maniacal focus and cause. You guys are maniacal and focused on SPACs and I really admire that, you know, your discipline around it and that is, not every company’s team is ready to be a public company.

Julian Klymochko: Right.

Ed Forst: Right, and we’re seeing, you know, the market being much more discriminating in that way. Are they ready for prime time? Is it appropriate for them to be there? And that’s a really important part of our due diligence and no doubt about it, these guys are. And you know, I come from a steeped investment banking background and ran underwriting committees. And these guys are absolutely ready for that. And so, they’re way ahead of where the company is size today and we love that, okay, so they’re not going to be playing catch up. The company’s going to be catching up to these guys and marching forward in that way, that’s number one.

Number two, they have asymmetries all through the business to the upside and we’re looking for those right, as investors and also as business partners, do we feel much more upside than we feel that there’s risk on the downside to these guys. And they’ve proven that to us, we think they’ve got some competitive, unfair advantages over some others. And we’re looking for those things for the long-term winner in terms of that discipline. So, we’re thrilled about that. And we think this is a really important space, you know, Julian, and this is, you know, Craig and I have talked about the history of sustainability over time as it’s gone from being almost a philanthropic pursuit, something which is now the way to run your business. And these guys are there. They’ve jumped there. We talk about the economics.

I’ll talk about the working capital management as well. I mean, Travis will say, he will walk through the facility, lettuce, your days are numbered. It’s all about improving the turns and the raw material pieces small here. There are no finished goods because the stuff’s out the door, it’s all about the work and processing, grind that down and don’t be satisfied to where you’ve gotten it. And every conversation with these guys about what’s next, how do we take a day off? How do we take four hours off of what we’re doing? And we love seeing that, you know, so they’re not in the storage business to what [Inaudible 00:30:19], they are in the moving the moving business, okay. And they want to really move it through that way. And so, we think the brand around it, the team, the big opportunity set, the problem we’re solving. We’re very enamored of that and, and glued to it. To Craig’s point, we couldn’t be happier with the teamsmanship in this relationship.

Julian Klymochko: You did mention the aspect of competition in the market. Certainly, it’s not one takes the entire market. There’s room for competition, and we have had some of your competitors in terms of innovative AgTech firms on the podcast. So, I’d like to hear your thoughts on how you guys differentiate ourselves from the competition? Say an investor is taking a look at the Local Bounti story, and they’re aware of these other AgTech companies, whether they’re vertical farming businesses and things of that nature, you did mention the lower Capex, the lower OPEX of your model. And there’s other more qualitative measures such as brand, team, tastes of the products. Are there any other aspects that really stick out that helped differentiate Local Bounti in the public markets?

Craig Hurlbert: Yeah, I think, you know, I’ll go back to us wanting to make an investment at the very beginning. And I think one of the things you get with the Local Bounti team is, we’re really coming at this whole industry from a different perspective. And that is really all-around chasing unit economics and the unit economics, what that really allows us to do is to have diversity in the product offering that we can make and have the flexibility to really ensure that financially we’re able to deliver on our proforma. I think the industry has had a reputation very much like the clean tech 1.0 movement, where there were a lot of dollars invested and not a lot came out.

Julian Klymochko: Right.

Craig Hurlbert: And I think this industry has been plagued with that in the past. I think what we’re bringing to this space is a little more discipline around, hey, how can we do this a little bit better? And how can we actually make sure that we’re able to deliver on what we say we’re going to do? And I think you’re right Julian, there will be multiple vendors in this space because the TAM and the U.S. alone is $30 billion, the TAM in the area we’re focused as Ed maybe mentioned a minute ago, the 17 States in the Western United States is about $10 to $11 billion. We’re largely going to be the first mover there. So that’s one of the ways we’re differentiated. One of the investors said, you guys could run for 20 years and never touch AppHarvest, and he’s right. You know, the market’s just so big, we’re rooting for the other competitors. We hope that they are successful and do well. We’re just coming at it from a different perspective.

Julian Klymochko: Right, and that’s a really important note to drive home for investors as the notion of unit economics, because there’s no point in growing if you’re never going to become profitable. So, I’m sure they’ll appreciate the discipline behind that. And to the extent that investors are interested in learning more. Leo Holdings currently trading under the symbol, LIII. And once the merger closes, the symbol will be LOCL, Local Bounti. So, thank you, Craig, Ed coming on the show today. It was a great explanation of many of the factors and key drivers behind the business. Really appreciated some of the interesting insights into the founding of it and where you see things playing out, what appealed to you about this entire opportunity. So, thank you very much, and we wish you all the best going forward.

Ed Forst: Thank you guys very, very much. We really enjoyed it, be well.

Julian Klymochko: All right, cheers. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, and which are set forth in the Registration Statement on Form S-4 filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.